SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
              13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                         Metromedia Fiber Network, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    591689104
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  5916891014                 13G                      Page 2 of 5 Pages
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Howard M. Finkelstein
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|
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   3      SEC USE ONLY
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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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 Number of        5     SOLE VOTING POWER
   Shares               6,099,000 (includes presently exercisable options to
Beneficially            purchase 6,084,000 shares of Class A Common Stock at
  Owned By              $0.4925 per share and 15,000 shares of Class A Common
    Each                Stock owned by members of Mr. Finkelstein's family.)
 Reporting        --------------------------------------------------------------
Person with       6     SHARED VOTING POWER
                        0
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER
                        6,099,000 (includes presently exercisable options to
                        purchase 6,084,000 shares of Class A Common Stock at
                        $0.4925 per share and 15,000 shares of Class A Common
                        Stock owned by members of Mr. Finkelstein's family)
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                        0
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,099,000 (includes presently exercisable options to purchase 6,084,000 shares of Class A Common Stock at $0.4925 per share and 15,000 shares of Class A Common Stock owned by members of Mr. Finkelstein's family)
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.87%
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   12     TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer

            Metromedia Fiber Network, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1 North Lexington Avenue, 4th Floor
            White Plains, New York  10601

Item 2(a).  Name of Person Filing

            Howard M. Finkelstein

Item 2(b).  Address of Principal Business officer or, If None, Residence:

            1 North Lexington Avenue, 4th Floor
            White Plains, New York  10601

Item 2(c).  Citizenship

            USA

Item 2(d).  Title of Class of Securities:

            Class A Common Stock, $.01 par value (including presently exercisable options to purchase shares of Class A Common Stock at $0.4925 per share.)

Item 2(e).  CUSIP Number:

            591689 10 4

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

      (e)   |_|   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940

      (f)   |_|   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; See SS. 240.13D-1(B)(1)(II)(F)

      (g)   |_|   Parent Holding Company, in accordance with SS.
                  240.13D-1(B)(II)(G) (Note: see item 7)

      (h)   |_|   Group, in accordance with SS. 240.13D-1(BB)(1)(II)(H)

Item 4.     Ownership

            See responses to Items 5,6,7,8,9, and 11 of Cover Pages.

Item 5.     Ownership of five percent or less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.     Ownership of more than five percent on behalf of another person

            Members of Mr. Finkelstein's family have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 15,000 shares of Class A Common Stock.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group

            Not applicable

Item 9.     Notice of Dissolution of Group

            Not applicable

Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 1999

                                          /s/ Howard M. Finkelstein
                                          -------------------------
                                          Howard M. Finkelstein


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